

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2019

Leslie Yu
Chairman of the Board of Directors and Chief Executive Officer
QUHUO Ltd
3rd Floor, Block D, Tonghui Building
No. 1132 Huihe South Street, Chaoyang District
Beijing, People's Republic of China

>     **Re:  QUHUO Ltd**
>       **Amendment No. 1 to Draft Registration Statement on Form F-1**
>       **Submitted October 28, 2019**
>       **Response Dated October 28, 2019**
>       **CIK No. 0001781193**

Dear Mr. Yu:

 We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Risks Related to the ADSs and this Offering
ADSs holders may not be entitled to a jury trial...,, page 47

1. Please enhance this risk factor to discuss the risks that the jury waiver provision may result in increased costs to bring a claim, limited access to information and other imbalances of resources between the company and ADS holders, and limits on the ADS holders' ability to bring a claim in a judicial forum that they find favorable. In addition please include a risk factor similar to this one relating to the deposit agreement's

arbitration provision; this risk factor should discuss, among other things, the risks relating to and enforceability of such provision.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Estimates, page 85</u>

2.      We note your disclosures on pages 88 and 89 regarding how you determine the grant date fair value of the ordinary shares underlying your share-based compensation awards. Please tell us the grant date fair value of the ordinary shares underlying each share-based compensation award you have made within the last twelve months. We may have additional comments after reviewing your response.

<u>Jurisdiction and Arbitration, page 170</u>

3.      Please enhance your description of the exclusive forum and arbitration provisions to provide further detail regarding their mechanics and scope. In addition, please disclose whether each provision applies to claims under the U.S. federal securities laws. In this regard, we note that (i) Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and (ii) it is unclear what your statement that "the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal courts" is intended to mean. If either provision does not apply to actions arising under the U.S. federal securities laws, please ensure that the prospectus disclosure and such provisions in the deposit agreement state this clearly. If you do not amend the agreement to state this, please tell us how you will make future investors aware of either provision's limited applicability. If either provision does apply to claims under the U.S. federal securities laws, please note that we may have further comment upon reviewing your response and revised disclosure.

<u>Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017</u>
<u>Consolidated Statements of Comprehensive Loss, page F-5</u>

4.      We note you revised the number of shares used in the computation of basic and diluted earnings along with revising the number of ordinary shares outstanding presented on the face of your balance sheet. You disclose in Note 1 on page F-9 that on August 23, 2019 you issued 24,475,310 ordinary shares, which included 9,502,550 ordinary shares issued but deemed not outstanding and held by your share-based payment trust. It appears that the revisions to your financial statements relate to the 9.5 million shares issued to your share-based payment trust. We have the following comments:

- Please tell us why the 9.5 million shares issued to your share-based payment trust were included in your calculation of outstanding ordinary shares in the previous draft of your filing.

- Please tell us why you now believe these shares should not be deemed outstanding under US GAAP.  In doing so, tell us more about the rights and obligations your share-based payment trust has with regards to these shares, including but not limited to whether it can vote for these shares, whether it can receive any dividends declared for these shares, and describing the trust's role in the conveyance of these shares to others.

- Please provide us with your analysis of whether this change represents the correction of an error in your financial statements.  If so, please tell us how you considering treating this correction of a misstatement as a restatement by having your auditors reference the restatement in their audit opinion, labeling the affected financial statements as restated, and providing the disclosures required by ASC 250-10-50-7 through 50-9.  Also see SAB Topics 1:M and 1:N.

Note 1. Organization, Consolidation and Principal Activities, page F-9

5.   We note from your response to comment 13 that the Restructuring is accounted for as a transaction between entities under common ownership because Beijing Quhuo's shareholders and their respective shareholdings in Beijing Quhuo immediately before the Restructuring are identical to the Company's shareholders and their respective shareholdings immediately after the Restructuring.  As previously requested, please tell us the applicable ownership percentages held by each equity owner for each entity immediately before and after the Restructuring to support your determination with respect to identical common ownership.  Please also tell us whether the shareholders of Beijing Quhuo immediately before the Restructuring owned and/or controlled its subsidiaries from the date each such subsidiary was acquired, as disclosed in Note 1 on page F-10, and also immediately before and after the Restructuring.  If not, please tell us in reasonable detail when those Beijing Quhuo shareholders acquired control of each of Beijing Quhuo's subsidiaries.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennifer Lopez, Staff Attorney at (202) 551-3792 or Lilyanna Peyser, Special Counsel at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services